EXHIBIT 99.1

CONSOLIDATED MERCANTILE INCORPORATED

NOTICE OF SPECIAL MEETING
OF HOLDERS OF COMMON SHARES
TO BE HELD ON FEBRUARY 25, 2010

TO THE HOLDERS OF COMMON SHARES

Notice is hereby given that a special meeting (the “CMI Meeting”) of the holders of common shares (“CMI Shares”) of Consolidated Mercantile Incorporated (“CMI”) will be held at The Residence Inn by Mariott, 17 Reading Court, Toronto, Ontario, M9W 7K7, at 9:00 AM (Toronto Time), on February 25, 2010 for the following purposes:

1.
to consider and, if thought appropriate, to pass, with or without variation, a special resolution, as more particularly set forth in the joint management information circular of Genterra Inc. (“Genterra”) and CMI, dated January 14, 2010 (the “Circular”), to approve the amalgamation agreement (“Amalgamation Agreement”) between CMI and Genterra pursuant to which CMI and Genterra will amalgamate (the “Amalgamation”) and continue as one corporation (“Amalco”) pursuant to the provisions of the Business Corporations Act (Ontario);

2.           To approve the stock option plan of Amalco; and

3.           to transact such further and other business as may properly come before the CMI Meeting.

The nature of the business to be transacted at the CMI Meeting and the specific details regarding the Amalgamation are described in further detail in the accompanying Circular, including the schedules thereto.

In order to pass the special resolution to approve the Amalgamation Agreement (the “Amalgamation Resolution”) at least a majority of the votes attaching to the CMI Shares, excluding CMI Shares owned or over which control or direction is exercised, directly or indirectly by Fred A. Litwin, Mark I. Litwin, Risa Shearer, Sutton Management Limited, the directors and senior officers of CMI and Genterra Inc., and their respective Associates and Affiliates, must be voted in favour of the Amalgamation Resolution.

The CMI record date for the determination of CMI shareholders entitled to receive notice of and to vote at the CMI Meeting or any adjournment thereof is January 15, 2010. CMI shareholders whose names have been entered in CMI’s register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the CMI Meeting, provided that, to the extent a CMI shareholder transfers the ownership of any of his or her shares after such date and the transferee of those shares establishes that he or she owns the shares and requests, not later than 10 days before the CMI Meeting, to be included in the list of shareholders eligible to vote at the CMI Meeting, such transferee will be entitled to vote those shares at the CMI Meeting.

A registered CMI shareholder may attend the CMI Meeting in person or may be represented by proxy.  CMI shareholders who are unable to attend the CMI Meeting or any adjournment thereof in person are requested to date, execute and return the accompanying form of proxy for use at the CMI Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the CMI Meeting or any adjournment thereof.

The persons named in the enclosed form of proxy are directors or officers of CMI. Each CMI shareholder has the right to appoint a proxyholder other than such persons, who need not be a CMI shareholder, to attend and to act for him or her and on his or her behalf at the CMI Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the CMI shareholder’s appointee should be legibly printed in the blank space provided.

The instrument appointing the proxy shall be in writing and shall be executed by the CMI shareholder or his or her attorney authorized in writing or, if the CMI shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

If you are a beneficial CMI shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or other intermediary.

TAKE NOTICE THAT pursuant to the Business Corporations Act (Ontario), a CMI shareholder may give CMI a notice of dissent by registered mail or delivery addressed to the President of CMI, 106 Avenue Road, Toronto, Ontario, M5R 2H3, at or before the date of the CMI Meeting in order to be effective. If the Amalgamation becomes effective, CMI shareholders who dissent in respect of the Amalgamation will be entitled to be paid the fair value of their CMI Shares in accordance with section 185 of the Business Corporations Act (Ontario). Failure by a dissenting CMI shareholder to adhere strictly to the requirements of section 185 of the Business Corporations Act (Ontario) may result in the loss of such rights of dissent. See “PART II - THE AMALGAMATION - Dissent Rights”.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by CMI shareholders should be delivered by facsimile to Computershare at 416-981-9800.

DATED at Toronto, Ontario, January 14, 2010.

BY ORDER OF THE BOARD OF DIRECTORS
OF CONSOLIDATED MERCANTILE INCORPORATED

By: (Signed)  “Stan Abramowitz”
Secretary